SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Excel Legacy Corporation
________________________________________________________
(Name of Issuer)

Common Stock
________________________________________________
(Title of Class and Securities)

300665106 - Common Stock

                      (CUSIP Number of Class of Securities)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))





CUSIP No. 300665106                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      0 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                     16,640,900 shares (shared)
                                         See Item 4(a)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :       0 shares
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     16,640,900 shares (Shared)
                                         See Item 4(a)
_____________________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary Accounts)
        16,640,900 shares
        See Item 4(a)
____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES -X- See Items 4(c)(ii) and (iv)
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       29.4%
       See Item 4(b)
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________



CUSIP No. 300665106                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Realty Fund			I.D. No. 62-1616883
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                        16,640,900 shares (shared)
                                         See Item 4(a)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :    16,640,900 shares (Shared)
                                         See Item 4(a)
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,640,900 shares
        See Item 4(a)
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       29.4%
       See Item 4(b)
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________



CUSIP No.  300665106                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________



Item 1.

     (a). Name of Issuer: Excel Legacy Corporation
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          17140 Bernardo Center Drive, Suite 300
          San Diego, CA 92128

Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

(1)		Southeastern Asset Management, Inc.
              	6410 Poplar Ave., Suite 900
              	Memphis, TN 38119

(2) Longleaf Partners Realty Fund
6410 Poplar Avenue, Suite 900
Memphis, TN, 38119

(3)		Mr. O. Mason Hawkins
              	Chairman of the Board and C.E.O.
              	Southeastern Asset Management, Inc.
              	6410 Poplar Ave., Suite 900
              	Memphis, TN 38119


     (c). Citizenship:

Southeastern Asset Management, Inc. - A Tennessee corporation

Longleaf Partners Realty Fund, a series of Longleaf Partners
Funds Trust, a Massachusetts business trust

Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities: Common Stock and Series B Liquidating Convertible Preferred Stock (the "Securities").

     (e). Cusip Number:  300665106 -  Common Stock

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

(d.) Investment Company registered under Sec. 8 of the Investment
Company Act - Longleaf Partners Realty Fund, a series of
Longleaf Partners Funds Trust.

(e.) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g.) Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 7/31/00): 16,640,900 shares, consisting of 2,040,900 shares of Common Stock and 14,600,000 shares of Series B Liquidating Convertible Preferred, (the "Preferred Stock") which is convertible at any time at the option of the Issuer or the filer into Common Stock on a one for one basis.

Discussion. Longleaf Partners Realty Fund acquired 14,600,000 shares(68.6% of the offering)of the Series A Liquidating Preferred Stock in a private placement on 3/31/98. The Series A Preferred Stock was exchanged on 3/5/99 for an equal number of shares of Series B Preferred Stock having substantially the same conversion and liquidation rights. A registration statement for the Series B Preferred Stock and the underlying Common Stock into which it is convertible became effective on 7/7/00. Because the Preferred Stock does not trade and has no market, but is convertible into Common Stock, and the filing parties own 2,040,900 shares (4.9%) of the Common Stock, the Preferred Stock is being included in this filing as though converted into Common Stock.


(b). Percent of Class:

29.4% if the filers' shares of Preferred Stock are converted into Common Stock.

26.3% if all shares of Preferred Stock are converted into Common Stock.

4.9% of Common Stock as a separate class assuming no conversion of the Preferred Stock.

Above percentages are based on 41,963,435 shares of Common Stock and 21,281,000 shares of Series B Preferred Stock outstanding at May 12, 2000.

(c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:
                   0 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 2,040,900 shares of common stock and 14,600,000 shares of Preferred Stock.

                 Securities owned by Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment
                 Company Act of 1940.

            No Power to Vote - 0 shares. This figure does not include 2,050,000 shares of Common Stock held by completely non-discretionary accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.


          (iii). sole power to dispose or to direct the disposition of: 0 shares

           (iv).  shared or no power to dispose or to direct the disposition:

                 Shared - 2,040,900 shares of common stock and 14,600,000 shares of Preferred Stock.

                 Securities owned by Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment
                 Company Act of 1940.

            No Power of disposition - 0 shares. This figure does not include 2,050,000 shares of Common Stock held by completely non-discretionary accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.


Item 5. Ownership of Five Percent or Less of a Class:  N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A

Item 8. Identification and Classification of Members of the Group:
        N/A

Item 9. Notice of Dissolution of Group:  N/A

Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 7, 2000

                              Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Vice President and General Counsel

Longleaf Partners Realty Fund

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Executive Vice President

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 7th day of August, 2000.

Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Vice President and General Counsel

Longleaf Partners Realty Fund

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Executive Vice President

                              O. Mason Hawkins, Individually
                                /s/ O. Mason Hawkins
                              _______________________________________________



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XLG13G3.doc
SCHEDULE 13G - Excel Legacy Corporation ("Issuer")
Amendment #3
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XLG13G3.doc